Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO, ONTARIO, May 1, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its second quarter 2012 dividend of $0.055 per share. Shareholders of record at the close of business on Friday, June 29, 2012 will be entitled to receive payment of this dividend on Friday, July 13, 2012.  The dividend is an “eligible dividend” for Canadian tax purposes.

Yamana is committed to delivering value to shareholders, across all measures including cash value by means of dividends.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

(All dollar amounts are expressed in United States dollars unless otherwise specified)